UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Booz Allen Hamilton Holding Corporation

(Exact name of Registrant as specified in its charter)

Delaware	001-34972	26-2634160
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8283 Greensboro Drive, McLean, Virginia		22102
(Address of principal executive offices)		(Zip Code)

Nancy J. Laben
Executive Vice President and Chief Legal Officer
703-902-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Booz Allen Hamilton Holding Corporation’s Conflict Minerals Report has been attached as Exhibit 1.01 hereto and is publicly available on the Investor Relations portion of our website, https://www.boozallen.com.

Item 1.02	Exhibit

The Company's Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Booz Allen Hamilton Holding Corporation

BY:	/s/ Nancy J. Laben
Nancy J. Laben
Executive Vice President and Chief Legal Officer

Date: May 24, 2021